

Sammie Holloway · 3rd

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Jamaica · 140 connections · **Contact info**

**BREATH OF LIFE CHI
CENTER**

Experience

Senior Pastor
BREATH OF LIFE CHRISTIAN CENTER
Jul 1982 – Present · 38 yrs 6 mos